Exhibit 99.1

Nisun International Regains Compliance with NASDAQ Minimum Bid Price Requirement

SHANGHAI, June 2, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (Nasdaq: NISN) (“Nisun” or the “Company”) announced today that it has received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“NASDAQ”) dated May 26, 2023 notifying the Company of the Staff’s determination to delist the Company’s securities from The NASDAQ Capital Market because the Company had failed to satisfy the requirement that the closing bid price of its securities remain at $1.00 or higher as required by NASDAQ Listing Rule 5550(a)(2).

Pursuant to the Letter, unless the Company requests an appeal of the Letter, trading of the Company’s Class A Common Shares will be suspended at the opening of business on June 6, 2023, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on the NASDAQ Stock Market.

On June 1, 2023, the Company received notification from NASDAQ confirming the Company has regained compliance with NASDAQ’s minimum bid price requirement under Listing Rule 5550(a)(2). NASDAQ noted this matter is now closed.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com